July 25, 2006

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Precision Optics Corporation, Inc.

Ladies and Gentlemen:

On behalf of Precision Optics Corporation, Inc. (the “Company”) and pursuant to Regulation S-T under the Securities Act of 1933, as amended (the “Securities Act”), I enclose for filing the Company’s registration statement on Form SB-2 (the “Registration Statement”) relating to the registration of 8,450,000 shares of common stock, $0.01 par value (“Common Stock”) of the Company.

The Company has an outstanding balance with the Securities and Exchange Commission of $2819.47, which is enough to cover payment of the $298 fee for this Registration Statement required by Section 6(b) of the Securities Act. The Company’s CIK number is 0000867840. The Company has designated the funds as restricted. The Company certifies that it will not revoke the wire transfer, and that it has sufficient funds in its account to cover the amount of the filing fee.

The Company may request acceleration of the effective date of the Registration Statement orally in accordance with Rule 461(a), and they have authorized us to confirm to you that they are aware of their obligations under the Securities Act.

Any questions or comments relating to this filing should be directed to the attention of Patrick O'Brien (617) 951-7527, Laurie Churchill at (617) 951-7453 or me at (617) 951-7892.

Best regards,

/s/ Stephanie A. Dorn

Stephanie A. Dorn

Enclosure